UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

AC

NoAct

RECD S.E.C.
AUG 2 2006
1088

July 28, 2006

Mark R. Ziebell
Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/28/2006

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 2, 2006

Dear Mr. Ziebell:

This is in response to your letter dated June 2, 2006 concerning the shareholder proposal submitted to Peregrine by Susan C. Smith. We also have received a letter from the proponent dated June 2, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06044004

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Susan C. Smith
PO Box 321
103 Cedar Street
Cornwell, PA 17016

70456 2

Snell & Wilmer
L.L.P.
LAW OFFICES

600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689
714.427.7000
714.427.7799 (Fax)
www.swlaw.com

RECEIVED

2006 JUN -5 PM 3:53

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DENVER
LAS VEGAS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

June 2, 2006

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) -- Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (***"Peregrine"*** or the ***"Company"***). On May 7, 2006, Peregrine received a stockholder proposal (the ***"Proposal"***) and supporting statements from Mrs. Susan C. Smith, for inclusion in the proxy statement (the ***"2006 Proxy Statement"***) to be distributed to the Company's stockholders in connection with its 2006 Annual Meeting of Stockholders.

We hereby request that the staff of the Division of Corporation Finance (the ***"Staff"*** or ***"Division"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Commission Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), Peregrine excludes the Proposal from its proxy materials.

Peregrine's 2006 Annual Meeting of Stockholders is tentatively scheduled for October 3, 2006. Peregrine currently intends to file its definitive 2006 Proxy Statement with the Commission on or about August 28, 2006. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to Mrs. Smith informing her of Peregrine's intention to omit the Proposal from its 2006 Proxy Statement.

45622.0001\ZIEBELM\IRV\476878.1

The Proposal

Mrs. Smith, a stockholder of the Company, has submitted for inclusion in the 2006 Proxy Statement a proposal that, in substance, requires the Company to post on its website detailed information regarding on-going clinical trials. Mrs. Smith's letter to Paul J. Lytle dated May 6, 2006, is attached hereto as **Exhibit A**. Included in the correspondence set forth in Exhibit A are the attachments to Mrs. Smith's letter, including the Proposal and a letter dated April 12, 2006 from Morgan Stanley to Mrs. Smith verifying that she owns (and has owned for the requisite ownership period) at least $2,000 worth of the Company's Common Stock at that firm.

The Mrs. Smith Proposal reads as follows:

1. The Company is required to post on its website monthly updated statistics regarding each and every one of their clinical trials. The Company is required to take all steps necessary to post this information to their website within 15 calendar days after the end of each and every month.

2. The Company is required to provide the following counts at an overall trial level for each and every clinical trial:

    A. Total patients enrolled in trial to date

    B. Total patients having started treatment

    C. Total patients having completed defined course of treatment

    D. Total patients who have completed treatment but continue to be evaluated

    E. Total patients who have completed all trial requirements

    F. Total patients who have abandoned the trial

    G. Total patients needed to complete enrollment requirements of the trial

    H. Current projected enrollment completion date

    I. Current projected trial completion date

3. The Company is required to provide the following counts by each trial site for each and every clinical trial (patients who abandon trial should be excluded from these numbers):

    J. Total patients enrolled in trial to date

K. Total patients having begun actual treatment

L. Total patients having completed defined course of treatment

M. Total patients who have completed treatment but continue to be evaluated

N. Total patients who have completed all trial requirements

4. The Company is required to provide this information on their website for each and every trial until final trial results are made public.

For the reasons stated below, we believe that the Proposal may be properly omitted from the Company's 2006 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) under the Exchange Act, because it concerns matters relating to the conduct of Peregrine's ordinary business operations

Reason for Omission

Rule 14a-8(i)(7) - Conduct of Ordinary Business Operations

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving "significant policy issues." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) (the *"SEC Release").*

This policy rests primarily on two key considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. *See SEC Release.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

We believe the Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) because the proposal interferes with the Company's ability to control decisions related to the disclosure of highly confidential and sensitive information.

A. The Proposal infringes upon management's core function of determining the scope of disclosure on ordinary business matters and is not a proper subject for a stockholder proposal.

The Commission promulgates rules governing the appropriate disclosure by companies in order to allow stockholders and potential investors to evaluate Peregrine based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requires Peregrine to post on its website monthly statistics regarding all of its on-going clinical trials. The specific detailed information that would be required to be disclosed is highly confidential and sensitive and relates to the conduct of Peregrine's ordinary business operations. Such information would be of great importance to Peregrine's competitors, and hence, decisions as to what constitutes appropriate disclosure concerning clinical trials are fundamental management decisions and relate to Peregrine's ordinary course of business.

The Staff has repeatedly taken the position that a registrant's disclosure practices relating to ordinary business operations fall within the ordinary business of the registrant and that stockholder proposals addressing general corporate disclosure practices are excludable. *See Burlington Northern Santa Fe Corporation* (February 9, 1998) (omission of a proposal seeking a report on the company's guidelines regarding soft dollar contributions); *General Motors Corporation* (February 28, 1997) (omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); *WPS Resources Corp.* (January 23, 1997) (omission of a proposal requesting additional disclosure of the costs of registrant's quality program); *E.I. DuPont de Nemours and Company* (January 31, 1996) (omission of a proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits, and compliance with environmental regulations).

The Staff has reaffirmed that where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *See Johnson Controls, Inc.,* (Oct. 26, 1999).

In our view, the Proposal infringes upon management's core function of determining the timing and level of disclosure of sensitive and confidential business information, the disclosure of which could adversely affect Peregrine's competitive advantage.

B. The Proposal seeks, in the words of the SEC Release, to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment.

The second key consideration underlying the policy of Rule 14a-8(i)(7) "relates to the degree to which the proposal seeks to 'micro-manage' a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *SEC Release.* Determining whether to disclose, and the timing and extent of any such disclosure of, sensitive and confidential business information regarding

Peregrine's on-going clinical trials (which information is not otherwise required to be disclosed in accordance with the Commission's rules and regulations) is clearly probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. Peregrine, in compliance with Commission and other regulatory requirements, provides comprehensive disclosure with respect to the results of clinical trials following the completion of such trials and the proper evaluation of clinical data.

C. The Proposal does not involve the type of policy issue exempt from the ordinary business exclusion.

We acknowledge that the Staff generally exempts stockholder proposals raising certain social policy issues from the operation of Rule 14a-8(i)(7). The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in the *SEC Release,* proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered to be excludable because the proposals would transcend the day-to-day business matters." The Staff has noted that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue transcend the day-to-day business matters." *Staff Legal Bulletin No. 14A* (July 12, 2002).

The Staff does not, however, simply except proposals from the ordinary business exclusion because the proposal relates to a public policy issue. *See, e.g., AT&T Corp.* (Feb. 21, 2001) (proposal requesting preparation of a report relating to the company's involvement in the pornography industry excluded); *Mead Corp.* (Jan. 31, 2001) (proposal requesting information related to environmental risks excluded); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting preparation of a report relating to labor conditions of company's suppliers excluded); *Kmart Corp.* (Mar. 12, 1999) (same). Instead, the Staff considers proposals on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal does not raise the type of policy issue that would bring it outside the exclusion found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the ordinary business of the Company and should be excluded under Rule 14a-8(i)(7).

For these reasons, the Company believes that the Proposal is excludable from its 2006 Proxy Statement under Rule 14a-8(i)(7) as pertaining to the ordinary business operations of the Company.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed FedEx envelope.

We respectfully request your advice in this matter. If you have any questions regarding either or both of the Proposals or this request, please do not hesitate to contact me. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer

Mark R. Ziebell

MRZ:rp

Enclosures

cc: Mrs. Susan C. Smith
103 Cedar Street
Cornwall, PA 17016

A

May 6, 2006

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Sir,

Enclosed a shareholder proposal. This proposal is being submitted for stock held in a Morgan Stanley IRA account in the name and social security number of Susan C. Smith. These holdings include 4950 shares of Peregrine Pharmaceuticals, held continuously for longer than a year. At least $2000.00 of this stock in the Company will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,

Susan C Smith

Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Stockholder Proposal

Require the Company to Provide the Stockholders With Monthly Detailed Patient Statistics of All Ongoing Human Trials of the Company's Compounds

Introduction

This proposal is designed to provide stockholders with an accurate enrollment, treatment and patient evaluation completed statistics of all clinical trials of the Company's drug candidates. Understanding of the progress being made in the enrollment, treatment and evaluation of patients in the Company's clinical trials is paramount to investors in order to accurately assess the value of their holdings in this Company.

The Proposal Details

1. The Company is required to post on its website monthly updated statistics regarding each and every one of their clinical trials. The Company is required to take all steps necessary to post this information to their website within 15 calendar days after the end of each and every month.

2. The Company is required to provide the following counts at an overall trial level for each and every clinical trial:

   A. Total patients enrolled in trial to date
   B. Total patients having started treatment
   C. Total patients having completed defined course of treatment
   D. Total patients who have completed treatment but continue to be evaluated
   E. Total patients who have completed all trial requirements
   F. Total patients who have abandoned the trial
   G. Total patients needed to complete enrollment requirements of the trial
   H. Current projected enrollment completion date
   I. Current projected trial completion date

3. The Company is required to provide the following counts by each trial site for each and every clinical trial (patients who abandon trial should be excluded from these numbers):

J. Total patients enrolled in trial to date
K. Total patients having begun actual treatment
L. Total patients having completed defined course of treatment
M. Total patients who have completed treatment but continue to be evaluated
N. Total patients who have completed all trial requirements

4. The Company is required to provide this information on their website for each and every trial until final trial results are made public.

Why Stockholder is Asking for Your Approval

This Company is entering a period of time when it is expected that numerous clinical trials of the Company's treatment compounds will be in human clinical trials. Investor visibility into the progress of these trials will be extremely important to the stockholders or potential stockholders of Peregrine Pharmaceuticals in determining an appropriate valuation of this Company. For this Company, the requested statistics will be similar to monthly sales or manufacturing statistics which companies in other industries routinely report to their shareholders and the public.

I strongly suggest all stockholders vote in favor of this proposal.

Two Logan Square
Philadelphia, PA 19103

toll-free 800 488 2066
tel 215 963 3800
fax 215 963 3925

Morgan Stanley

April 12, 2006

Susan C. Smith
103 Cedar Street
P.O. Box 321
Cornwall, PA 17016

Dear Susan:

Please allow this letter to serve as confirmation of your ownership[of 4,950 of Peregrine Pharmaceuticals Inc. common stock in your Morgan Stanley IRA # 616 186914-871.

You purchased the stock in your account here 3 times:

1000 shares on 07-21-00
1800 shares on 10-30-00
2150 shares on 01-30-01

You have continuously held these shares in your account since the original purchase on July 21, 2000.

If you have any questions, you may reach me at 800-488-2066 extension 3844.

Sincerely,

Barry McCarthy
Barry McCarthy
Financial Advisor

BM:vln

June 2, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of Susan C. Smith
Company - Peregrine Pharmaceuticals
Letter Dated June 2, 2006 by Mark Ziebel of Snell & Wilmer

Dear Ladies and Gentlemen,

Peregrine Claims that the Stockholder Proposal Submitted By Susan C. Smith May be Excluded.

The Company routinely fails to provide material updates to its stockholders of the progress of ongoing clinical trials. Trials are started, stockholders are told that many financing activities are occurring to support ongoing clinical trials, yet months or years go by and no information is provided to stockholders as to the trial enrollment status and the projected enrollment completion date. Other companies routinely provide stockholders with clinical trial enrollment updates.

- June 10th, 2005 - Peregrine Pharmaceuticals Opens Patient Enrollment for Its Tarvacin(TM) Phase I Solid Cancer Therapy Clinical Trial – enrollment open for a year yet stockholders have no idea if even one patient has been treated in this trial or when enrollment will be completed.

- August 29th, 2005 - Peregrine Pharmaceuticals and New Approaches to Brain Tumor Therapy (NABTT) Consortium Initiate Cotara(R) Brain Cancer Trial – over 9 months later, stockholders have no idea if even one patient has been treated in this trial or when enrollment will be completed.

Lack of timely progress in trial enrollment is a material event yet stockholders of Peregrine Pharmaceuticals continue to receive no information as to the status of these important trials.

The proposal is clear in its design – guarantee stockholders receive routine updates regarding the enrollment status of the Company's clinical trials.

This proposal should not be excluded from stockholder consideration and vote.

Sincerely,

Susan C. Smith

Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

June 2, 2006

RECEIVED 2006 JUN -8 PM 2:27 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

U.S. Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals of Christopher C. Smith and Zachary C. Smith
Company - Peregrine Pharmaceuticals
Letter Dated June 2, 2006 by Mark Ziebel of Snell & Wilmer

Dear Ladies and Gentlemen,

I have no interest in wasting your precious time nor mine, so here we go:

Peregrine Claims that Christopher C. Smith Submitted 2 Stockholder Proposals.

These claims are unfounded for the following reasons:

- Zachary C. Smith has clearly been the owner of Peregrine stock for a number of years, regardless of the type of account the stock resided in. His ownership was established in 2001 and continues today. All stock was purchased with his money and in a broker account in his name. As the owner of the stock and as he is 18 years of age, he has asserted his right to submit a stockholder proposal under Rule 14a-8.

- Zachary C. Smith owns more stock in Peregrine Pharmaceuticals that has been **purchased** with his own money than a number of Company Officers and Board members.

- As Zachary C. Smith is the true owner of the stock, rightfully submitted his proposal and was not a minor at the time the proposal was submitted, any claims Peregrine makes regarding his proposal and their unfounded linkage to the proposal of Christopher C. Smith must be denied in their entirety as Peregrine failed to properly follow Rule 14a-8. Peregrine failed to notify the stockholder and proposal submitter, Zachary C. Smith, of any suspected deficiency with his proposal as required by Rule 14a-8. The rule is clear, the **stockholder** must be notified. (See Attachment 'A' – Letter Addressed to Christopher C. Smith and Attachment 'B' – First page of the enclosed letter also addressed to Christopher C. Smith)

- Rule 14a-8 specifically provides a stockholder time to rectify a problem with a proposal submission. The company's issue was addressed in a timely fashion as the stock was transferred from the custodian account owned by Zachary C. Smith to a newly created individual account owned by Zachary C. Smith. Peregrine now is obviously not happy with how the issue was rectified.

- In Christopher C. Smith's response to Peregrine's multi-proposal issue, dated May 27th, 2006 (See Attachment 'C' – By the way, please read this entire letter. Peregrine failed to provide the SEC with a 'true' copy of this document – after you read it, it will be clear why Peregrine chose to blanked out and hide from the SEC parts of this document), Mr. Smith's final paragraph, in good faith, questioned Peregrine whether the remedy sufficiently resolved their concerns, and if not, requested an explanation as to why the remedy was not sufficient. Peregrine did not act in good faith by not responding to Mr. Smith and then filing with the SEC their continued objection and desire to have these two proposals linked. Both Christopher C. Smith and Zachary C. Smith have had their rights violated by Peregrine Pharmaceuticals. The Smith's did take action to immediately remedy the situation and still had sufficient time left (of the 14 days from initial receipt) to further remedy any issues with the proposals if the Company would have notified them of any.

- No one from Peregrine Pharmaceuticals or their attorney has ever met nor spoken to Zachary C. Smith, yet they claim he is under my control and is not competent to make adult decisions on his own. Zachary graduated high school last year, a year before everyone else his age. By Christmas of this year (a year and a half after graduating from HS) he will be a Junior in college, with a 3.6+ GPA, majoring in Actuarial Sciences with a minor in Accounting He also has a strong background in Economics and has studied the stock market in school. For his first job, he worked for over 14 months (part-time during school, full-time over summer) at one of the archives of start-up FinGlobe (http://www.finglobe.com/), a firm that archives and provides financial reports for over 30,000 corporations worldwide. He worked directly for the owner of the company. Since last summer, Zachary works in a statistical analysis group within the Pennsylvania Higher Education Assistance Agency. Next summer he hopes to get an internship at the Harrisburg branch of Price Waterhouse Coopers. Although he could have liquidated his holdings to pay for college, he has taken loans in his own name instead. He is, and has been in control of this stock, regardless of the type of account the stock was technically held in. He is more than competent to make his own decisions with regard to this matter and is clearly capable of crafting and submitting a stockholder proposal in his name as is his right under Rule 14a-8.

- Peregrine has no evidence as to who wrote or sent either of these two proposals or a third proposal submitted by my wife, Susan C. Smith. Stockholders are not required to prepare or send proposals themselves. Many people have lawyers submit proposals for them and in their name. All of Peregrine's claims in this area are unsubstantiated and immaterial. Christopher C. Smith and Zachary C. Smith each individually meet all requirements of Rule 14a-8 and have each rightfully submitted a stockholder proposal in their individual names. As a matter of fact, rule 14a-8 does not set a required age for stockholder submission. Zachary has held off submitting a proposal until he had reached the age of majority in Pennsylvania (18). Zachary turned 18 in September of 2005.

- Peregrine claims evidence of control includes 'form letter' replication and bad grammar. Is that the best they and their lawyer can come up with? Now please check out the incompetence of their lawyer, who had the audacity to be so nitpicky. I'm sure you have Mr. Ziebel's filing to exclude the proposal submitted by Susan C. Smith. Take a look at the last paragraph of that filing and Mr. Ziebel's filing that this is letter in response to as they both state the following;

  'We respectfully request your advice in this matter. If you have any questions regarding ***either or both of the Proposals*** *or this request, please do not hesitate to contact me.'*

  Since Susan C. Smith only submitted one proposal, that statement by Mr. Ziebel is down right inaccurate. I think the SEC should ignore all of Mr. Ziebel's filings because obviously he's using templates and can't proof read worth a damn. Obviously the other filing is incomplete as it only discusses one Proposal. Certainly you have to reject the filing, right?
  I hope you have enjoyed that little bit of levity☺ See the crap stockholders in Peregrine Pharmaceuticals have to put up with to be heard?

Peregrine Claims that the Stockholder Proposal Submitted By Christopher C. Smith May be Excluded.

The SEC did not allow Peregrine to exclude this same proposal last year and the proposal received somewhere around 35-40% of the votes cast by stockholders of Peregrine Pharmaceuticals.

Enough said.

Peregrine Claims that the Stockholder Proposal Submitted By Zachary C. Smith May be Excluded.

It's a damn shame when a company claims that diluting stockholder equity by selling stock at significant discounts to financiers who are permitted to influence the price that they pay for the stock by shorting the stock before purchase is routine and part of the Company's ordinary business operations. I thought Company's were suppose to sell products and services and actually make money for the stockholders. You will see that Peregrine's SEC filings specifically allow these 'sources of corporate financing' to short the stock. Peregrine has performed these financing activities at unspecified intervals, for varied amounts of capital and has sold to numerous different entities over the years.

Mr. Lytle, Peregrine CEO, has stated during presentations that the Company has enough manufacturing capacity to support its cash burn rate. The Company has repeatedly told stockholders that they have turned down offers to sell or license intellectual property to various other companies because the offered compensation was not acceptable. The Company routinely loses money quarter after quarter yet turns down these opportunities to increase revenue. As such, the Company has chosen to pursue seemingly unprofitable business practices in favor of acquiring operational funding by methods that destroy long term shareholder equity. This proposal does not prevent the Company from continuing to seek financing as they have been. This proposal does seek to protect the stockholders and limit the damaging effects to stockholders that these types of funding transactions can produce.

This proposal should not be allowed to be excluded.

Good Faith Claim that Peregrine Pharmaceuticals Has Failed to Properly Notify Stockholders of Material Event.

Please read and forward Attachment 'C' to the appropriate individuals or department within the SEC who can investigate this incident and investigate why the Company failed to notify its stockholders of this seemingly material and market moving event.

Sincerely,

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

PEREGRINE
Pharmaceuticals, Inc.

14272 FRANKLIN AVE., SUITE 100
TUSTIN, CA 92780

SANTA ANA CA 927
20 MAY 2006 PM
1801 $00.39
4433 MAILED FROM TUSTIN,CA 92780

Mr. Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

17016+0321

Attachment A

May 19, 2006

VIA E-EMAIL AND U.S. MAIL
csphoto@comcast.net

Mr. Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

Dear Mr. Smith:

We are in receipt of three proposals submitted by you, Susan Smith, and a custodial account for the benefit of Zachary Smith, respectively, for inclusion in the proxy statement of Peregrine Pharmaceuticals, Inc. for its upcoming stockholders' meeting, together with brokers' letters referencing Peregrine shares purportedly held by each of you.

As you are aware, Rule 14a-8 enacted pursuant to the Securities Exchange Act of 1934 contains various eligibility and procedural requirements which stockholders must follow if they wish to include a proposal in our proxy materials. Each shareholder may submit only one proposal to a company for a particular stockholders' meeting under Rule 14a-8(c). Under Securities and Exchange Commission no action letters, for purposes of this rule, multiple shareholders are considered to be one and the same proponent entitled to submit only one proposal if one of the shareholder possesses control over the shares of the other.

The broker's letter from TD Ameritrade dated April 18, 2006 submitted with Zachary's proposal is addressed to you, not Zachary, as account holder with respect to the shares purportedly owned by Zachary. It is apparent from that letter that those shares are being held in a custodial account of which you are the custodian under the Pennsylvania Uniform Transfer to Minors Act. As custodian, you are in control of all shares held in that account. Thus, you and your son's custodial account are considered a single proponent for purposes of Rule 14a-8(c). Accordingly, you may submit only one of the two proposals submitted by you and the custodial account, failing which Peregrine may exclude both proposals.

Please note that Rule 14a-8(f) requires that you respond to this letter within fourteen (14) days of receiving this letter.

Attachment 'B'

475985.2
05/19/06 12:17 PM

May 27, 2006

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Response to you letter dated May 19, 2006, regarding shareholder proposal submission of Zachary Smith.

Dear Mr. Lytle,

Before I address your letter, I would first like to address an email which I sent to you dated May 13, 2006. In that email, I was trying to understand why Peregrine Pharmaceuticals did not properly notify its shareholders of an event where one of Peregrine's lead product candidates was discussed. The event was described as follows in a PDF file, publicly available on the internet:

> *The first Monoclonal Antibody (mAb) Therapeutics for Biodefense and Emerging Infectious Diseases (BEID) Workshop, sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), through the Division of Microbiology and Infectious Diseases (DMID) and organized by the Office of Biodefense Research Affairs (OBRA) of DMID, was held on March 29, 2006 at the Bethesda Pooks Hill Marriott. More than 95 leading scientists from academic institutions, biotech and pharmaceutical companies, as well as program staff from the NIAID, the Department of Health and Human Services (DHHS), the Department of Defense (DoD), and the Food and Drug Administration (FDA), participated.*

At this event, Dr. Melina Soares of the University of Texas Southwestern Medical Center, Dallas, made a presentation titled 'Tarvacin - Antiviral: a novel monoclonal antibody based therapy for enveloped viruses'. I believe that this presentation of Peregrine's drug candidate at what appears to be an important gathering of prestigious researchers sponsored by the NIAID, to be a material event. Yet, not only was there no press release by Peregrine, Peregrine also did not list this event on the events calendar on their website. I believe this to be a violation of Security and Exchange Commission disclosure regulations.

The stock action leading up to this presentation compared to the action on the days following, certainly indicates some limited number of individuals became aware of and traded PPHM stock based upon this event. Look at the following table:

DATE	OPEN	HIGH	LOW	CLOSE	VOLUME
3/31/2006	1.59	1.62	1.41	1.54	5072800
3/30/2006	1.39	1.64	1.38	1.63	6646800
3/29/2006	1.38	1.42	1.38	1.41	849500
3/28/2006	1.4	1.42	1.37	1.4	532600
3/27/2006	1.4	1.43	1.37	1.39	648700

Attachment 'C'

Please explain what was discussed at this event; why Peregrine considers this not to be a material event; why this event was not listed on Peregrine's Upcoming Events web page; why this event was not PR'd and what caused the dramatic increase in stock volume on March 30, 2006.

In April of 2001, an account was established with then named Datek, owned by my son Zachary, under his SSN and with his own money. At that time, he was a minor. I was identified as the custodian of this account. Stock in Peregrine was purchased between April of 2001 and January of 2003. There had been no activity in this account since January of 2003.

As this account is low activity and of relatively low value (2630 Shares of Peregrine's stock with less than $10 cash), the account has benefited from my custodianship as it has incurred no maintenance or inactivity fees due to my more substantial holdings and assets in accounts with Datek (now TD Ameritrade). As such, once Zachary reached the age of majority in September of 2005, there was no immediate hurry to move the assets into a different account.

As the sole owner of the stock, Zachary submitted his stockholder proposal, of which you now take issue. In order to remedy any concerns that you may have about the control of the stock which Zachary himself is the sole owner; an individual, non-custodial account in Zachary Smith's name has been applied for and established. All assets have been transferred from the custodial account to this new individual account (transfer request attached). A letter of ownership of the assets in this new account has been requested and will be forwarded to you as soon as it is received by Zachary. Obviously, as you are already fully aware, Zachary has always been and continues to be the sole owner of this stock. He should have the same right as any other shareholder to submit a shareholder proposal.

I hope this remedy satisfies any unfounded issues of control and properly resolves your perceived multi-proposal issue. If not, please provide a detailed explanation as to why this remedy does not sufficiently resolve this issue.

Sincerely,

Christopher C. Smith

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

July 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 2, 2006

The proposal requires the company to post on its website monthly statistics regarding its clinical trials.

There appears to be some basis for your view that Peregrine may exclude the proposal under rule 14a-8(i)(7), as relating to Peregrine's ordinary business operations (i.e., disclosure of ordinary business matters). Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel